March 19, 2024

VIA EDGAR

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Banco BTG Pactual S.A. – Cayman Branch

601 Lexington Avenue, 57th Floor

New York, NY 10022

Santander US Capital Markets LLC

437 Madison Avenue

New York, New York 10022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Ansart

Katherine Bagley

Re:	Auna S.A.

Draft Registration Statement on Form F-1

File No. 333-276435

Request for Acceleration of Effective Date

Dear Ms. Ansart and Ms. Bagley:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Banco BTG Pactual S.A. – Cayman Branch and Santander US Capital Markets LLC, as representatives of the several underwriters, hereby join in the request of Auna S.A. (the “Company”) for acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-276435) (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective at 2:00 p.m. Eastern Standard Time on March 21, 2024, or as soon as practicable thereafter, or at such other time as the Company or its counsel, Davis Polk & Wardwell LLP, may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

Very truly yours,

As representative of the several underwriters

Morgan Stanley & Co. LLC

By:	/s/ Oscar Yanez
Name:	Oscar Yanez
Title:	Vice President

[Signature Page to Request for Acceleration]

Very truly yours,

As representative of the several underwriters

J.P. Morgan Securities LLC

By:	/s/ Moises Mainster
Name:	Moises Mainster
Title:	Managing Director

[Signature Page to Request for Acceleration]

Very truly yours,

As representative of the several underwriters

Banco BTG Pactual S.A. – Cayman Branch

By:	/s/ Kevin Younai
Name:	Kevin Younai
Title:	Authorized Signatory

[Signature Page to Request for Acceleration]

Very truly yours,

As representative of the several underwriters

Santander US Capital Markets LLC

By:	/s/ Conrad Rubin
Name:	Conrad Rubin
Title:	Managing Director

By:	/s/ Sonia Villela Olinto
Name:	Sonia Villela Olinto
Title:	Executive Director

[Signature Page to Request for Acceleration]